Axos Financial, Inc. Investor Presentation

August 8, 2024

NYSE: AX



Safe Harbor



This presentation contains forward-looking statements that involve risks and uncertainties, including without limitation statements relating to Axos Financial, Inc.'s ("Axos") financial prospects and other projections of its performance and asset quality, Axos' deposit balances and capital ratios, Axos' ability to continue to grow profitably and increase its business, Axos' ability to continue to diversify its lending and deposit franchises, the anticipated timing and financial performance of other offerings, initiatives, and acquisitions, expectations of the environment in which Axos operates and projections of future performance. These forward-looking statements are made on the basis of the views and assumptions of management regarding future events and performance as of the date of this presentation. Actual results and the timing of events could differ materially from those expressed or implied in such forward-looking statements as a result of risks and uncertainties, including without limitation Axos' ability to successfully integrate acquisitions and realize the anticipated benefits of the transactions, changes in the interest rate environment, monetary policy, inflation, government regulation, general economic conditions, changes in the competitive marketplace, conditions in the real estate markets in which we operate, risks associated with credit quality, our ability to attract and retain deposits and access other sources of liquidity, and the outcome and effects of litigation and other factors beyond our control. These and other risks and uncertainties detailed in Axos' periodic reports filed with the Securities and Exchange Commission, including its Annual Report on Form 10-K for the fiscal year ended June 30, 2023, as supplemented by its Quarterly Reports on Form 10-Q, could cause actual results to differ materially from those expressed or implied in any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Axos undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. All written and oral forward-looking statements made in connection with this presentation, which are attributable to us or persons acting on Axos' behalf are expressly qualified in their entirety by the foregoing information.

Axos Financial's Three Divisions Provide the Foundation for Sustained Long-term Growth

aXOS



Investment Thesis

> Diverse mix of assets, deposits, and fee income reduces risk and provides multiple growth opportunities in varying environments

> Asset-based lending at low loan-to-values has resulted in low historical credit losses

> Differentiated retail digital strategy from "online savings banks" or fin-tech competitors

> Structural cost advantage vs. traditional banks

> New business initiatives generate incremental growth

> Universal Digital Banking Platform and Enterprise Technology stack provide operating leverage opportunity

> Technology synergies among divisions reduce overall client acquisition and servicing costs

Axos is a Top Performer Versus Bank Peer Group

	Axos Bank	Peer Group[1]	Percentile
ROAA	1.73%	0.56%	93%
Return on Equity	17.45%	5.57%	94%
NIE/Avg Assets	1.97%	2.40%	27%
Net Interest Income	4.46%	2.51%	95%
Efficiency Ratio	42.90%	76.88%	6%

The 94% on ROE means that the Bank outperformed 94% of all banks. The 6% efficiency ratio ranking means that only 6% of banks have lower expenses in comparison to their revenues.

Source: Uniform Bank Performance Report (UBPR) as of June 30, 2024; data retrieved August 02, 2024.
Note 1: Peer group is all savings banks with assets greater than $1 billion for quarter ended June 30, 2024.

Consolidated Fiscal Fourth Quarter 2024 Highlights Compared with Fiscal Fourth Quarter 2023

Asset Growth



Deposit Growth



Net Income



Diluted EPS



Return on Equity = 18.81%
Return on Assets = 1.81%

Diluted EPS and Book Value Per Share Have Been Consistently Strong

axos

Diluted EPS (FY)



Book Value Per Share (FY)



Expanding Net Interest Margin Through a Variety of Interest Rate Cycles[1]



Rising Net Interest Margin

	NIM	Effective Fed Funds Rate
2019	3.76%	2.40%
2020	3.83%	0.08%
2021	3.92%	0.08%
2022	4.13%	0.26%
2023	4.35%	5.08%
2024	4.62%	5.33%

Note 1: The Company partnered with H&R Block Bank (HRB) to provide HRB branded financial products. The partnership was terminated December 8, 2020. NIM excludes impact of HRB.

Interest Rate Sensitivity of Loans & Deposits
As of June 30, 2024

Loans

- Of the fixed and hybrid rate loan balances in our portfolio at June 30, 2024, 62% will reprice within 3 years and 91% will reprice within 5 years.


Fixed
6%
Hybrid
25%
Variable
69%

Deposits

- $864 million of deposits tied to interest rate indices
- Approximately $550 million of off-balance sheet deposits from Axos Securities
- Approximately $700 million of off-balance sheet deposits from Zenith Information Systems, Inc.
- Approximately 90% of total deposits are insured or collateralized

Non-Time Deposits by Interest Rate
(Dollars in Thousands)

Interest Rate	Total
0% ~ 2%	$ 4,394,201
2% ~ 4%	$ 1,624,337
4% ~ 6%	$ 12,402,583
	$ 18,421,121

Loan Growth by Category

	$ Millions		
	Q4 FY24	**Q3 FY24**	**Inc (Dec)**
Single Family Mortgage & Warehouse			
Jumbo Mortgage	$ 3,922	$ 3,964	$ (42)
SF Warehouse Lending	257	159	98
Multifamily & Commercial Mortgage			
Multifamily	2,541	2,663	(122)
Small Balance Commercial	1,321	1,338	(17)
Commercial Real Estate			
CRE Specialty	5,189	5,220	(31)
Lender Finance RE	900	693	207
Commercial & Industrial Non-RE			
Lender Finance Non-RE	2,328	2,320	8
Asset-Based and Cash Flow Lending	1,797	1,617	180
Capital Call Facilities	1,116	891	225
Auto & Consumer			
Auto	386	399	(13)
Unsecured/OD	44	51	(7)
Other	2	2	—
	$ 19,803	$ 19,317	$ 486

Holistic Credit Risk Management

axos

What We Do

Utilize a holistic credit-risk management framework to manage and monitor credit quality at each stage of the loan life cycle, and leverage specialized Credit Tools to optimize monitoring and reporting capabilities



Credit Monitoring & Oversight

Loan Life Cycle	Set Appetite	Originations	Portfolio Management	Reporting	Special Assets
Axos Credit Objectives	Establish Credit Framework and Culture	Safe Growth	Monitor Assets Throughout Life Cycle	Data-Driven Decision Making	Mitigate Problem Loans
Example of Credit Tools	Board of Directors; Annual Strategic Plan; Corporate Governance; Policies & Approval Authorities	ncino; CoStar Group; RIMS exactbid	iRisk; LERETA	REIS; Microsoft SQL Server	iRisk; LERETA

Note: Credit Tools list is a sampling and is not purported to be comprehensive.

Charge-offs to Average Loans Outstanding
Strong Credit Performance Exhibited through Low Charge-off Ratios



Note 1: Includes advisory fee income from AAS business, which was acquired August 2, 2021.
Note 2: The Company partnered with H&R Block Bank (HRB) to provide HRB branded financial products. The partnership was terminated December 8, 2020.

Change in Allowance for Credit Losses (ACL) & Unfunded Loan Commitments Reserve (UCL)



Allowance for Credit Losses (ACL) by Loan Category
as of June 30, 2024

Loans		$ Millions		
		Loan Balance	ACL $	ACL %
	Single Family Mortgage & Warehouse	$ 4,179	17	0.4 %
	Multifamily & Commercial Mortgage	3,862	71	1.8 %
	Commercial Real Estate	6,089	88	1.4 %
	Commercial & Industrial Non-RE	5,241	76	1.5 %
	Auto & Consumer	432	9	2.1 %
		$ 19,803	261	1.3 %

Commercial Real Estate Specialty[1] Detail
as of June 30, 2024

Loan Type	Balance (mm)	Weighted Avg. LTV	Non-Accrual Loans (mm)
Multifamily	$ 1,946	39 % $	11
Hotel	1,021	40	—
SFR	710	43	15
Industrial	536	48	—
Other	451	32	—
Office	302	35	—
Retail	223	46	—
Total $	5,189	40 % $	26



LTV Distribution

- ≤ 50%
- > 50% to 65%
- > 65%

78%
17%
5%

Note 1: Includes Commercial Real Estate Specialty loan portfolio only.

Commercial Real Estate Specialty[1] Detail
as of June 30, 2024



78% of total Commercial Real Estate Specialty balance at June 30, 2024 is indirect note structures where Axos has first payment priority; these loans carry a weighted-average LTV of 38%.

Loan Type	Balance (mm)	Weighted Avg. LTV
Construction	$ 2,002	35 %
Bridge	1,746	45
Pre-development	463	37
Stabilized	978	44
Total $	**5,189**	**40 %**

Note 1: Includes Commercial Real Estate Specialty loan portfolio only

Diversified Deposit Gathering
Approximately 90% of deposits are FDIC-insured or collateralized

> Serves approximately 40% of U.S. Chapter 7 bankruptcy trustees in exclusive relationship
> Software allows servicing of SEC receivers and non-chapter 7 cases

> Full service digital banking, wealth management, and securities trading

> HOA and property management
> Business management and entertainment
> Title and escrow companies
> 1031 exchange firms

> White-label banking



Fiduciary Services $1.1B

Consumer Direct $11.6B

Specialty Deposits $1.5B[2]

Distribution Partners $0.5B

Diversified Deposit Gathering Business Lines

Axos Securities $0.8B[1]

Commercial & Treasury Management $3.5B

Small Business Banking $0.4B

> Broker-dealer client cash
> Broker-dealer reserve accounts

> Business banking with simple suite of cash management services

> Full service treasury/cash management
> Team enhancements and geographic expansion
> Bank and securities cross-sell

Deposit balances as of June 30, 2024
Note 1: Excludes approximately $550 million of off-balance sheet deposits
Note 2: Excludes approximately $700 million of client deposits held at other banks

Deposit Growth in Checking, Business, and Savings Was Achieved While Transforming the Mix of Deposits

June 30, 2013

Total Deposits = $2.1 billion



Checking and other demand deposits 19%

Savings 31%

Time deposits 50%

June 30, 2024

Total Deposits = $19.4 billion



Time deposits 5%

Checking and other demand deposits 28%

Savings 67%

Checking/Demand Growth (6/2013 - 6/2024) = 1289%
Savings Growth (6/2013 - 6/2024) = 1920%

Customer Base and Deposit Volume is Well Distributed Throughout the United States



Axos Deposits Have National Reach With Customers in Every State

Non-Interest Income Growth and Diversification

aXOS

Year Ended
June 30, 2019

Total Non-Interest Income =
$82.9 million



- ■ Prepayment Penalty Fees
- ■ Gain on Sale
- ■ Mortgage Banking and Servicing Rights
- ■ Broker-Dealer Fees
- ■ Banking and Service Fees

Year Ended
June 30, 2024

Total Non-Interest Income =
$222.7 million[1]



- ■ Prepayment Penalty Fees
- ■ Advisory Fees
- ■ Mortgage Banking and Servicing Rights
- ■ Broker-Dealer Fees
- ■ Banking and Service Fees

Securities Segment Fee Income[2] (6/2019 – 6/2024) = 577%

Note 1: Total for the year ended June 30, 2024 includes $92.4 million gain on FDIC Loan Purchase; pie-chart excludes the gain.
Note 2: Includes advisory fee income from AAS business, which was acquired August 2, 2021

Axos Clearing and Custody Highlights

- Leadership team with more than 100 years combined industry experience.
- Proprietary front- and back-end technologies for advisors and broker-dealers.
- Nation's 8th largest Clearing Services firm by number of broker-dealer clients[1].
- More than $30 billion in Clearing Services client assets under custody and/or administration.
- Axos Financial, Inc. acquired E*TRADE Advisor Services in August 2021.

Three Months Ended June 30, 2024


Securities Lending 4%
Net Interest Income 5%
Custody 21%
Margin Lending 11%
Clearing Fees & Execution 15%
Cash Sorting 44%

Custody	$	7,649,495
Clearing Fees & Execution		5,521,864
Cash Sorting		16,115,216
Margin Lending		3,961,173
Securities Lending		1,561,976
Net Interest Income		1,970,958
Net Revenues	**$**	**36,780,682**

Three Months Ended June 30, 2019


Securities Lending 8%
Clearing & Execution Fees 47%
Margin Lending 26%
Cash Sorting 19%

Custody	$	—
Clearing Fees & Execution		5,442,487
Cash Sorting		2,198,140
Margin Lending		3,040,793
Securities Lending		880,751
Net Interest Income		(30,406)
Net Revenues	**$**	**11,531,765**

20

Note 1: InvestmentNews top clearing and custody firms for financial advisors October 2021.

Axos Advisor Services (AAS) At A Glance

Liberty Provides a Comprehensive Turnkey Platform



Unified Managed Accounts
Easy Rebalancing
Automatic Reconciliation
Customer Relationship Management
Proposal Generation
Simplified Account Opening
eSignature
Tax Management Tools
Fee Billing
Performance Reporting

Serving 205 RIAs[1,3]
($1M+ AUC)

~$26B Assets Under Custody[2]



TAMPs	Traditional RIAs	Small RIAs
59% of Total AUC[3]	***38% of Total AUC[3]***	***3% of Total AUC[3]***
Turnkey Asset Management Platform, relies on Reps to gather assets and maintain relationship with investor	Gathers and manages assets, works directly with investor	Advisors with <$25M in AUC





Data as of June 30, 2024
Note 1: 231 total advisors on Liberty platform; advisors with <$1M AUC comprise <$10M in total assets; there are 9 non-AAS RIAs not on Liberty at Axos Clearing
Note 2: Includes $189M 401K AUC
Note 3: Excludes $189M 401K AUC

Secular Industry Trends Provide Opportunities for Axos

Fee Compression for Active and Passive Investment Managers

> RIAs need to reduce costs and streamline back-office ops
> Automation frees up time/resources for client interactions

Advisors are Leaving Wirehouses to Become Independent Advisors

> Axos to provide bundled securities clearing, custody and banking services
> Target small & medium-sized RIAs and IBDs that large custodians do not serve well

Aging Advisor Population is Driving Consolidation and Succession Planning

> Axos to provide succession-based and M&A financing to RIAs and IBDs
> Nationwide footprint and industry focus are competitive advantages

Digitization of Wealth Management

> Axos will offer direct-to-consumer and private label robo-advisory solutions to individuals and independent RIAs

Axos Clearing Long-Term Revenue and Expense Synergies

Revenue Synergies

Axos Securities:

› Margin Loans
› Securities Lending
› Fixed Income Trading
› Order Flow
› White-label Robo Advisor

Axos Consumer Banking:

› White-label Banking
› Auto Lending
› Mortgage Lending
› Unsecured Lending

Axos Business Banking:

› Small Business Banking
› RIA Lending



Cost Synergies

Axos Securities:

› Self-Clearing
› Regulatory/Compliance
› Client Acquisition Costs
› Customer Service
› IT Infrastructure/Dev

Axos Consumer Banking:

› Deposit Servicing Costs
› Client Acquisition Costs

Axos Business Banking:

› Client Acquisition Costs

Axos' Business Model is Differentiated From Other Banks



Customer Acquisition	Sales	Servicing	Distribution
› Digital Marketing › Affinity and Distribution Partners › Data mining/target feeding direct marketing › Cross-selling	› Automated fulfillment › Inbound call center sales › Outbound call center sales › Minimal outside sales › Significant inside sales	› Self-service › Digital journey › Direct banker (call center)	› Balance sheet › Whole loan sales options › Securitization

Core Digital Capabilities

Data Driven Insight	Integrated Customer Experience	Digital Marketing	Digitally Enabled Operations	Next-Gen Technology

Key Goals of Universal Digital Bank

Personalization
- › Increase chances of offering right product at the right time and place
- › Personalization is the right antidote for too much choice, too much content, and not enough time

Self-Service
- › Automation tools assist customer support and sale of banking products such as deposits, loans, and mortgages
- › Products optimized by channel, recipient and journey
- › Self service saves time and cost (e.g., activate and deactivate debit-card in platform, send wires via self-service)

Facilitate Partnerships
- › Easy integration of third-party features (e.g., biometrics)
- › Access to value added tools (e.g., robo-advisory, automated savings features) either proprietary or third party
- › Enable creative customer acquisition partners

Customizable Experience
- › Provide holistic and interactive and intuitive design experience
- › Integrate online experience with other channels

Cross-Sell
- › Artificial intelligence and big data credit models enable quick credit decisions
- › Customized product recommendations based upon analytical determination of need

Evolving Capabilities of the UDB Platform

axos

UDB offers a growing set of products, capabilities and supported user segments



UDB 1.0 → UDB 2.0 → White Label UDB

Products + Features

- Banking: Axos deposit products
- Borrowing: Axos loan products
- Investing: Managed Portfolios, Self Directed Trading
- Planning: Account Aggregation, PFM, Credit Monitoring

Segments

- Co-branded Wealth Management
- Small Business Banking

Enablers

- Personalized Offers + Content
- SSO to Enrollment Portals
- Universal Enrollment: Single, digital point of sale

**Greg Garrabrants, President and CEO
Derrick Walsh, EVP and CFO**

investors@axosfinancial.com
www.axosfinancial.com

**Johnny Lai, SVP Corporate Development
and Investor Relations**

Phone: 858.649.2218

Mobile: 858.245.1442

jlai@axosfinancial.com